No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

07025038

SUPPL

MACQUARIE BANK

6 June 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

RECEIVED

Part 2 of 2

dw 7/10

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

5 June 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 1 June 2007, was 0.62%.

Yours faithfully

Michael Panikian
Assistant Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,968
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $25.00 1,666 @ $28.74 1,800 @ $30.51 1,166 @ $34.60 668 @ $36.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6,968 on 05/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,040,120	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,397,402	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 05 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	7 May 2007 but 20 April 2007 re ConnectEast Group ("CEU") stapled securities and 20 February 2007 re Macquarie Communications Infrastructure Group ("MCIG") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MCIG stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; and • MCIG & CEU stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	• 30 May 2007 re CEU securities; and • 4 June 2007 re MCIG stapled securities.
No. of securities held prior to change	• 45,140 CEU stapled securities; and • 31,058 MCIG stapled securities.
Class	• CEU stapled securities; and • MCIG stapled securities.
Number acquired	• 996 CEU stapled securities allotted on 30 May 2007; and • 8,000 MCIG stapled securities acquired on 4 June 2007.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $1.4734 per stapled security for CEU stapled securities allotted on 30 May 2007; and • $6.63 per MCIG unit acquired on 4 June 2007.

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga04062007.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 46,136 CEU stapled securities; • 39,058 MCIG stapled securities; and • Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest, continues to hold 8,000 MCIG stapled securities.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• CEU stapled securities acquired pursuant to Distribution Reinvestment Plan; and • MCIG stapled securities acquired via on-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

4 June 2007

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga04062007.doc

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,130
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,662 @ $28.74 17,836 @ $30.51 10,966 @ $32.26 1,666 @ $34.67
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	34,130 on 04/06/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
263,033,152	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,404,370	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those ⁺securities should not be granted ⁺quotation.
- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.
- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 04 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

⁺ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,130
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,564 @ $28.74 3,500 @ $30.51 1,633 @ $32.75 1,433 @ $33.45
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,130 on 01/06/2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	262,999,022	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,456,138	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 01 June 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,624
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	58,358 @ $30.51 3,266 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	61,624 on 31/05/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,989,892	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,465,268	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 May 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,511
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,000 @ $28.74 5,000 @ $30.51 1,666 @ $32.26 2,170 @ $49.16 4,166 @ $49.57 509 @ $61.79
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,511 on 30/05/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,928,268	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,526,892	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 May 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

⁺ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,000 @ $30.51 10,000 @ $32.75 3,332 @ $33.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18,332 on 29/05/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,913,757	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,541,403	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 May 2007
(Company secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,518
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $24.98 3,998 @ $28.74 4,502 @ $30.51 550 @ $49.16 800 @ $49.51
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11,518 on 28/05/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,895,425	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,559,735	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 May 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,748
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	8,616 @ $28.74 5,602 @ $30.51 3,665 @ $32.75 2,033 @ $33.45 166 @ $40.81 1,666 @ $49.18
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21,748 on 25/05/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,883,907	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

Number	+Class

+ See chapter 19 for defined terms.

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,451,253	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 May 2007
(Assistant Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,357
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $24.25 24,664 @ $28.74 8,334 @ $28.96 11,017 @ $30.51 1,250 @ $31.18 6,032 @ $32.26 4,932 @ $32.75 4,166 @ $34.60 1,000 @ $35.28 1,666 @ $36.99 4,166 @ $47.28 8,332 @ $47.82 15,000 @ $61.79 8,130 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	100,357 on 24/05/2007

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	262,862,159 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,473,001 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 May 2007
(~~Director/~~Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	95,536
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	10,000 @ $24.58 4,168 @ $25.92 24,995 @ $28.74 12,470 @ $30.51 15,500 @ $32.26 4,582 @ $32.75 668 @ $33.06 4,000 @ $34.66 4,166 @ $35.28 1,668 @ $35.31 1,666 @ $35.54 5,000 @ $36.99 3,332 @ $47.82 1,666 @ $49.51 1,655 @ $61.79
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	95,536 on 23/05/2007

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	262,761,802	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,573,358	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

+ See chapter 19 for defined terms.

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 May 2007
(~~Director/~~Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	103,671
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	31,064 @ $28.74 3,332 @ $29.91 25,652 @ $30.51 5,832 @ $32.26 2,832 @ $32.75 2,166 @ $33.95 5,565 @ $34.60 8,332 @ $34.78 1,666 @ $36.71 1,400 @ $39.64 1,666 @ $46.97 4,166 @ $47.82 4,166 @ $49.16 1,666 @ $49.18 4,166 @ $49.57
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	103,671 on 22/05/2007

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	262,666,266	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,668,894	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 May 2007
(~~Director/~~Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

21 May 2007

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 18 May 2007, was 0.99%

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	700 @ $33.45
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	700 on 21/05/2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,562,595	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,772,565	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 May 2007
(~~Director~~/Company secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

21 May 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

Macquarie Bank Limited
Notice under section 708A(5)(e) of the Corporations Act 2001 (Cwlth)

This notice is given by Macquarie Bank Limited (ABN 46 008 583 542) ("**MBL**") under paragraph 708A(5)(e) of the Corporations Act 2001 (Cwlth) ("**Corporations Act**"). MBL advises that:

(a) MBL has issued 8,620,690 ordinary shares without disclosure to investors under Part 6D.2 of the Corporations Act; and

(b) as at the date of this notice, MBL has complied with:

(i) the provisions of Chapter 2M of the Corporations Act as they apply to MBL; and

(ii) section 674 of the Corporations Act; and

(c) as at the date of this notice, there is no information that is 'excluded information' (as that term is defined in subsection 708A(7) of the Corporations Act) that is required to be set out in this notice under subsections 708A(6), 708A(7) and 708A(8) of the Corporations Act.

Yours sincerely

Dennis Leong
Company Secretary
Macquarie Bank Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Macquarie Bank Limited

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,620,690
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. The Shares will not be entitled to participate in the 2007 final dividend to be paid on 4 July 2007 but will otherwise rank pari passu in all respects with existing ordinary shares. The Shares will rank equally with existing ordinary shares from 21 May 2007 (being the ex-dividend date for the 2007 final dividend).
5	Issue price or consideration	8,620,690 @ $87.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To raise funds to match the growth in the Macquarie Bank Limited Group's international opportunities – see ASX release of 16 May 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
262,561,895	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	34,773,265	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing ordinary shares, except that the Shares will not be eligible for the 2007 final dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 May 2007
(~~Director/~~Company secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	8 May 2007 but 31 March 2005 re: Macquarie Countrywide Trust (MCW) units

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited as custodian of Divco 1 Pty Limited, a company controlled by a trust of which David Clarke is a beneficiary. Leatrice Pty Limited, a company in which David Clarke has a relevant interest, as trustee of the Bulkara Road Trust
Date of change	9 May 2007 and 10 May 2007
No. of securities held prior to change	• 180,266 MCW units held by Bond Street Custodians Limited; and • 61,819 MCW units held by Leatrice Pty Limited.
Class	MCW units
Number acquired	Nil
Number disposed	• 48,949 MCW units held by Bond Street Custodians Limited sold on 9 May 2007; • 131,317 MCW units held by Bond Street Custodians Limited sold on 10 May 2007; and • 61,819 MCW units held by Leatrice Pty Limited sold on 9 May 2007.

G:\CAG\COS\DLeong\BRD\ASX notices\CLARKE\dsc10052007.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• $2.20 per MCW unit sold by Bond Street Custodians Limited on 9 May 2007; • $2.20 per MCW unit sold by Bond Street Custodians Limited on 10 May 2007; and • $2.20 per MCW unit sold by Leatrice Pty Limited on 9 May 2007.
No. of securities held after change	• Nil MCW units held by Bond Street Custodians Limited; and • Nil MCW units held by Leatrice Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units disposed of via on market trades.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 10 May 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	12 December 2006 re Macquarie Bank Limited ("MBL") shares and Zero Cost Collar transactions with MBL but 18 August 2005 re Options over MBL shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bond Street Custodians Limited is the bare trustee for David Clarke in respect of employee options. Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	31 March 2007

No. of securities held prior to change	Direct: • 327,479 MBL ordinary shares held by David Clarke. Indirect: • 323,150 MBL ordinary shares held by Karii Pty Limited; and • MBL unlisted options held by Bond Street Custodians limited for David Clarke: o 26,134 options exercisable at $30.51 each and expiring on 30 August 2007; o 82,800 options exercisable at $32.75 each and expiring on 9 August 2009; and o 25,000 options exercisable at $63.34 each and expiring on 1 August 2010.
Class	Unlisted options over unissued MBL fully paid ordinary shares.
Number acquired	Nil
Number disposed	• 55,200 options over MBL shares exercisable at $32.75 each and expiring on 9 August 2009; • 25,000 options exercisable at $63.34 each and expiring on 1 August 2010.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	Direct: • 327,479 MBL ordinary shares held by David Clarke. Indirect: • 323,150 MBL ordinary shares held by Karii Pty Limited; and • MBL unlisted options held by Bond Street Custodians limited for David Clarke: o 26,134 options exercisable at $30.51 each and expiring on 30 August 2007; and o 27,600 options exercisable at $32.75 each and expiring on 9 August 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse of employee options upon retirement as Executive Director.

G:\CAG\COS\DLeong\BRD\ASX notices\CLARKE\dsc08052007.doc

Part 2 – Change of director's interests in contracts

Detail of contract	Karii Pty Limited entered into a Zero Cost Collar transaction with MBL in respect of 213,517 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 15 June 2005 for the period to 14 June 2010 in respect of those shares. David Clarke and Karii Pty Limited each entered into a Zero Cost Collar transaction with MBL in respect of 153,296 and 100,784 respectively, fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 16 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 16 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 107,083 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 20 May 2003 and disposing of the benefit of any share price movements above a nominated level over the period from 20 May 2003 to 12 June 2008, in respect of those shares. David Clarke entered into a Zero Cost Collar transaction with MBL in respect of 25,196 fully paid ordinary MBL shares, which had the effect of acquiring cash-settled put options against movements in the MBL share price below levels current at 19 August 2004, and disposing of the benefit of any share price movements above a nominated level over the five years period from 19 August 2004 to 18 August 2009, in respect of those shares.
Nature of interest	Direct and Indirect
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a

G:\CAG\COS\DLeong\BRD\ASX notices\CLARKE\dsc08052007.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

Dated: 8 May 2007

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

7 May 2007

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 4 May 2007, was 0.59%.

Yours faithfully

Dennis Leong
Company Secretary

Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE

MACQUARIE BANK REVISES PROPOSAL TO ACQUIRE ALINTA

7 May 2007 - Macquarie Bank Limited (Macquarie) confirms it has provided a revised proposal to Alinta for the acquisition of Alinta Limited (Alinta) (ASX: AAN).

The revised proposal for 100% of the shares of Alinta Limited would offer shareholders a choice of three consideration options; a full cash option, a full scrip option offering CGT rollover relief, and a third balanced option. Alinta shareholders will have absolute choice as to selection of which option they prefer.

Macquarie is the consortium leader and has provided underwritings in the amount of more than $A1.1billion to support the proposal.

Macquarie will also make an equity commitment as part of the proposal. This commitment is not expected to materially impact on the Bank's Tier 1 capital ratio.

The Bank also notes that it has entered into an agreement with AGL Energy Limited (AGL) such that AGL will buy the remaining 67 per cent of the AlintaAGL retail business from Macquarie, should Macquarie successfully acquire Alinta.

Under the agreement, AGL Sales, a wholly owned subsidiary company of AGL, will buy the remaining interest in AlintaAGL's retail business, and will procure that AGL will sell its 33 per cent interest in AlintaAGL's co-generation assets to Macquarie.

Macquarie remains in discussions with Alinta to clarify the proposal.

For further information, please contact:

Erica Sibree
Investor Relations
Direct: (61 2) 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	20 April 2007 but 3 November 2005 re Macquarie Office Trust ("MOF") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by: • John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary; and • Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest.
Date of change	30 April 2007
No. of securities held prior to change	• 60,720 units held by John Allpass Pty Limited; and • 13,875 units held by Allpass Investments Pty Limited.
Class	Ordinary MOF units
Number acquired	1,123 MOF units acquired by John Allpass Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.5137 per MOF unit
No. of securities held after change	• 61,843 MOF units held by John Allpass Pty Limited; and • 13,875 MOF units held by Allpass Investments Pty Limited.

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga07052007.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired pursuant to the Distribution Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

7 May 2007

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga07052007.doc

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE

4 May 2007 - Macquarie Bank Limited (Macquarie) notes the statement regarding the AlintaAGL retail business which was released today by AGL Energy Limited (AGL).

A proposal by Macquarie to acquire 100% of Alinta Limited remains under consideration and the conditional agreement with AGL forms part of this draft proposal.

For further information, please contact:

Erica Sibree
Investor Relations
Direct: (61 2) 8232 5008

Macquarie Investment Management (UK) Limited
acting in its capacity as Manager of
Macquarie European Infrastructure Fund II

Level 29 & 30
CityPoint
1 Ropemaker Street
London EC2Y 9HD
UNITED KINGDOM

Telephone 44 20 7065 2000
Facsimile 44 20 7065 2041
Our Ref Mac Invest Mgmt UK Ltd.doc

Media Release

MACQUARIE

INVESTORS COMMIT MORE THAN US$10 BILLION (€7.5BN) TO NEW MACQUARIE INFRASTRUCTURE FUNDS

LONDON, 2 MAY 2007 – The Macquarie Bank Group today announced that it has closed two new infrastructure funds, raising a total of more than US$10 billion (€7.5bn) from major pension funds and other institutional investors around the world.

- Macquarie European Infrastructure Fund II (MEIF II), which confirmed commitments of US$6.3bn (€4.6bn), will invest in a diversified portfolio of eight to 15 infrastructure assets located across the expanding European Union.
- Macquarie Infrastructure Partners (MIP), a US$4bn (€2.9bn) fund, will invest in infrastructure and infrastructure-like assets in North America.

To date, the two funds have committed to invest a total of US$4.5bn (€3.3bn), or 44 per cent of funds raised, in 13 assets across sectors including toll roads, ports, utilities and telecommunication infrastructure (see detailed list below).

According to Arthur Rakowski, Chief Executive Officer of MEIF II, this milestone further demonstrates Macquarie's leading position in the global infrastructure sector.

"Investors recognise Macquarie's outstanding track record in acquiring and managing high quality infrastructure businesses for the long-term, to provide stable and predictable returns," Mr Rakowski said.

"Macquarie manages more than US$44 billion* (€33 billion) in equity across a portfolio of over 100 businesses worldwide. We have achieved a return to investors of 20.2%** pa over 10 years," he said.

"Despite increasing awareness and investment capital available for infrastructure assets we have consistently been able to acquire good assets at prices that represent value for our investors," said Christopher Leslie, Chief Executive Officer of MIP.

"We believe this attests to the strength and uniqueness of our approach. We have over 900 infrastructure specialists around the world, many with substantial industry backgrounds, that bring a unique depth of knowledge, relationships and operational experience. This enables us to be selective, focusing our efforts on opportunities where we can deliver greater value for investors," Mr Leslie said.

"Our long-term investment horizon is fundamental to our approach and well-suited to the important nature of infrastructure businesses. We take a responsible, long-term approach, working collaboratively with all stakeholders, including employees, customers, Government and the wider community, to ensure sustainable growth.

"This is important to our investors, many of whom are investing in this asset class for the first time, and is the basis on which we have built our success in infrastructure investment and management over more than a decade," added Mr Leslie.

Macquarie European Infrastructure Fund II
MEIF II is Macquarie's second diversified pan-European infrastructure fund and follows the success of the €1.5bn Macquarie European Infrastructure Fund (MEIF) which was established in April 2004 and is now fully committed to nine investments including Wales & West Utilities (UK), Wightlink Shipping (UK), Arlanda Express (Sweden), Brussels Airport, Autoroutes Paris-Rhin-Rhone (France) and NRE (Netherlands). A significant number of investors in MEIF have also invested in MEIF II, along with a number of investors that are new to the infrastructure asset class including several UK pension fund investors.

To date, MEIF II has invested US$3bn (€2.2bn) in:

- **Thames Water**, the UK's largest water and wastewater company
- **NCP**, the UK's leading provider off-street car parking
- **Arqiva and National Grid Wireless**, providers of television and radio transmission services to broadcasters in the UK
- **Airwave**, the UK's largest provider of public safety communications services.

Macquarie Infrastructure Partners
Headquartered in New York and established in May 2006, MIP is a diversified unlisted fund focusing on infrastructure and infrastructure-like investments in North America. The majority of MIP's investors are North American and represent a broad range of investor types including public pension funds, corporate pension funds, insurance companies, endowments & foundations, Taft-Hartley funds and high-net-worth clients.

To date MIP has invested or committed to invest US$1.5bn (€1.1bn) in:

- **Duquesne Light Holdings**, the regulated electricity utility serving the city of Pittsburgh, Pennsylvania, and surrounding areas
- **Aquarion Company**, the largest regulated water utility in New England
- **Halterm**, a container port terminal located in Halifax, Nova Scotia
- **Fraser Surrey Docks**, a container and breakbulk port terminal located in Vancouver, British Columbia
- **Indiana Toll Road**, a 157 mile toll road spanning the full length of northern Indiana
- **Chicago Skyway**, an 8 mile toll road in southern Chicago, Illinois
- **South Bay Expressway**, a new 9 mile toll road opening in 2007 near San Diego California
- **Dulles Greenway**, a 14 mile toll road in Loudoun County, Virginia

*For listed funds, market capitalisation as at 31 March 2007 plus fully underwritten or committed future capital raisings. Unlisted funds measured as committed capital less any called capital which has subsequently been returned to investors. Invested capital for other Macquarie managed assets. For jointly managed funds the amount is representative of Macquarie's share in JV manager. Adjustments have been made where Macquarie-managed funds have invested in other Macquarie-managed funds. Exchange rates as at 31 March 2007.

**Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for Macquarie's Investment Banking Funds Division funds since inception to 31 March 2007 (listed funds as at 31 March 2007, unlisted funds as at 31 December 2006). Calculated in AUD. Cashflows converted at historic rates.

EDITORS NOTES

The Macquarie Bank Group

The Macquarie Bank Group (Macquarie) comprises Macquarie Bank Limited and its worldwide affiliated entities. MEIF II and MIP are managed by members of the Macquarie Bank Group, a leading global investor and manager of infrastructure businesses. Members of the Macquarie Bank Group manage more than US$44 billion (€33 billion) in equity invested in infrastructure and essential service assets around the world through a range of listed and unlisted vehicles. Infrastructure investments managed by Macquarie include investments in the energy, water, telecommunications and transportation sectors in the UK, Germany, Portugal, Italy, France, Sweden, Denmark, the Netherlands, Belgium, Canada, US, Australia, Korea, Japan and South Africa. Macquarie aims to manage its investments in infrastructure assets profitably and responsibly.

FOR FURTHER INFORMATION

Alison Jefferis
Corporate Communication
Macquarie Bank Group
Tel: +44 20 7065 2335
Mob: +44 (0)79 1938 2958
Alison.Jefferis@macquarie.com

Karen Smith
Corporate Communication
Macquarie Bank Group
Tel: +44 20 7065 2420
Mob: +44 (0)7917 081 541
Karen.Smith@macquarie.com

Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release

MACQUARIE

INVESTORS COMMIT MORE THAN US$10 BILLION (€7.5BN) TO NEW MACQUARIE INFRASTRUCTURE FUNDS

3 May, 2007 - Macquarie Bank Limited notes the attached announcement made in the Northern Hemisphere overnight.

For further information, please contact:

Lisa Jamieson
Media Relations
Direct: (61 2) 8232 6016

Erica Sibree
Investor Relations
Direct: (61 2) 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	10 January 2007 but 26 May 2006 re Macquarie CountryWide Trust ("MCW") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	1 May 2007
No. of securities held prior to change	60,000 units
Class	MCW units
Number acquired	50,000 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.16 per MCW unit
No. of securities held after change	110,000 units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

G:\CAG\COS\DLeong\BRD\ASX notices\MCCANN\hkm02052007.doc

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 May 2007

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK

ASX/Media Release

MACQUARIE BANK ANNOUNCES 60% INCREASE IN PROFIT AND 47% INCREASE IN DIVIDENDS PER SHARE

Key points

- **NET PROFIT OF $A1.46BN – 15TH CONSECUTIVE YEAR OF RECORD PROFIT**
- **MACQUARIE BANK NOW A GLOBAL INSTITUTION, BUT TO REMAIN HEADQUARTERED IN AUSTRALIA**
- **INTERNATIONAL INCOME OF $A3.46BN, A 70% INCREASE ON 2006 AND 55% OF THE BANK'S OPERATING INCOME**
- **ASSETS UNDER MANAGEMENT NEARING $A200BN, 41% INCREASE ON 2006**

SYDNEY, 15 May 2007 – Macquarie Bank today announced a $A1.46bn after tax profit attributable to ordinary equity holders for the full year to 31 March 2007, a 60% increase on the prior year and nearly six times the level of five years ago.

Macquarie Bank Chairman, Mr David Clarke, said: "Earnings per share increased 48% from $A4.00 to $A5.92. This is 4.5 times the level of earnings per share of five years ago."

The Bank declared a second half dividend of $A1.90 per ordinary share, franked to 100%, taking total ordinary dividends for the year to $A3.15 per share, an increase of 47% from last year's ordinary dividend of $A2.15 per share. The payout ratio for the total dividend was 54%, within the Bank's stated target payout ratio of between 50% and 60% of net earnings.

"We expect future dividends will be fully franked for the next two years and thereafter at least 80% franked, subject to the future ratio of Australian to offshore-sourced income," Mr Clarke said.

Result overview

Mr Clarke said: "This was a year of substantial growth, particularly internationally but also in Australia. While overall income grew 49% to $A7.2bn, international income increased 70% to $A3.46bn. We regard the fact that total international income is now a majority of overall income as a watershed.

"The significant level of international growth across all Groups was particularly pleasing. We now have more than 3,500 international staff, an increase of 39% on the prior year (compared with the growth of our overall staff numbers of 22%). Our international colleagues account for 35% of all staff.

"About 80% of all assets in specialist funds and syndicates are located outside Australia. Activity in those specialist funds remained strong, with the assets in those funds performing well."

Mr Clarke noted that over the last five years, total shareholder returns were 204% compared to 118% for the S&P/ASX All Ordinaries Index over the same period.

The Bank has created significant wealth for Australians: since their respective listings the Bank, together with its Australian-listed Macquarie-managed specialist fund vehicles, has delivered more than $A40bn in wealth for shareholders. Of this, more than $A30bn was generated for Australian shareholders and their beneficiaries – $A22bn through capital appreciation and $9bn from dividends and other distributions – either directly or indirectly through their superannuation investments.

International growth

Macquarie Bank Managing Director and Chief Executive Officer, Mr Allan Moss said: "The Bank has transitioned from being an Australian institution growing internationally, to being a global institution headquartered in Australia. International income was more than 50% of income across most of our businesses, international specialist fund equity raisings were more than triple Australian raisings and international institutions now hold more than 35% of Macquarie Bank Limited's shares.

Mr Moss went on to say: "We have continued to significantly expand the Bank's operations. We now have over 50 international offices in 23 countries and we are investing in broadening our international governance, compliance and risk management capabilities. We intend to submit an application to the UK Financial Services Authority in July to establish a UK-incorporated banking entity to support rapid growth in our UK businesses. This will also provide a European 'passport' for banking businesses.

"We have over 100 infrastructure and over 700 real estate assets worldwide employing some 65,000 people. Through these, we provide a range of essential community services to millions of people. These include electricity and gas, water and communications, and land, air and sea transport.

"Given the high and growing proportion of international income, the Macquarie Bank Board thought it appropriate to consider the Bank's head office location. The Board has resolved that the Group will stay headquartered in Australia. This decision was based on a number of factors, including that Australia remains our single largest market and is close to Asia. It is also where our success began."

Non-operating holding company (NOHC)

Mr Moss said: "We are continuing to develop our non-operating holding company restructure which will facilitate international growth. We are targeting shareholder approval in the December quarter of 2007. A formal NOHC Authorisation Application was submitted to the Australian Prudential Regulation Authority (APRA) at the end of February and APRA has advised that it expects to provide the necessary approvals within the proposed timetable. Approval is still subject to the finalisation of a number of operational matters."

Result drivers

Mr Moss said all Groups made record contributions.

- Investment Banking Group – up 78% on prior year
- Treasury and Commodities Group - up 56%
- Equity Markets Group - up 39%
- Banking and Property Group - up 179% (50% excluding the impact of the Macquarie Goodman sale)
- Financial Services Group - up 32%
- Funds Management Group - up 45%

Other key drivers for the year included:

- Continued good conditions across most markets, with good equity market conditions in Asia and Australia and favourable M&A market conditions
- Large asset realisations including Macquarie Goodman, Dyno Nobel, US oil and gas assets, other infrastructure and real estate
- Assets under management up 41% from $A140.3bn to $A197.2bn, with associated base fee growth – most new funds were raised offshore with substantial investment by institutional investors in unlisted international specialist funds
- Capital raised in May 2006 has supported strong business growth
- Significant balance sheet growth with total assets up 28% from $A106.2bn to $A136.4bn and risk-weighted assets up 37% from $A28.8bn to $A39.4bn
- Employment market conditions remained extremely competitive
- Expense to income ratio was slightly down
- Lower effective tax rate as a result of growth of offshore income, as foreshadowed

Mr Moss commented: "There was strong growth across all regions and all Groups. The Bank continues to invest for the future.

"This year we reported our 15th consecutive year of record profit. These results were possible because of the quality of our staff, an increasing proportion of whom are now outside Australia, and because we make a long-term commitment to the many markets in which we now operate."

Financial Results

Total income from ordinary activities for the year was up 49% to $A7,181m; International income was up 70% to $A3,457m; Net fee and commission income was up 25% to $A3,540m; Trading income was up 20% to $A1,047m; Net interest income was up 23% to $A728m. Asset and equity investment realisations and other income were up 257% to $A1,866m. The expense to income ratio was slightly down at 73.2%.

Outlook

Mr Moss said: "The Bank has had a strong start to the financial year commencing 1 April 2007. All Groups in all regions are busy and there have already been significant transactions.

"Subject to prevailing market conditions continuing, we expect strong IPO and mergers and acquisitions activity and good growth in the specialist funds. We expect the trading businesses to benefit from geographic and product expansion and from continued good equity broking volumes.

"The Bank expects to maintain or strengthen market positions in Australia and internationally. We are planning for continued strong growth with international income expected to continue to make an increasingly important contribution. This will be underpinned by continued staff growth with an emphasis on international growth. Swing factors will include asset realisations and general market conditions."

Medium term outlook

Mr Moss added that the Bank's global reach has increased very significantly with strong increases in both domestic and international market shares. Over the medium term, Macquarie continues to be well placed due to its committed quality staff, good businesses, the benefits from major strategic growth initiatives, effective prudential controls, continued strong global investor demand for quality assets and growth in the capital base. Provided market conditions do not deteriorate materially, Macquarie expects continued good growth in revenue and earnings across most of its businesses, especially the international businesses.

For further information, please contact:

Erica Sibree, Investor Relations Macquarie Bank Ltd	Tel: +612 8232 5008
Lisa Jamieson, Public Relations Macquarie Bank Ltd	Tel: +612 8232 6016

APPENDIX – Regional highlights for the year to 31 March 2007

ASIA-PACIFIC - Income up 26% to $A1.1bn

Our businesses continued to grow strongly with notable contributions from the equities-related businesses. Highlights included the establishment of a number of funds including Macquarie Goodman Hong Kong Wholesale Fund (an unlisted real estate fund established by Macquarie Goodman Asia – a Joint Venture (JV) between the Bank and Macquarie Goodman) with $HK4.8bn ($A758m) to invest in property; a wholesale fund investing in retail shopping malls in China and MGP Japan Core Plus Fund, established by Macquarie Global Property Advisors, an unlisted Japanese real estate fund with $US865m ($A1.07bn) in capital raised. In Japan, Macquarie established a new investment banking JV with Shinsei Bank Ltd. We secured lead manager equity capital markets roles in significant transactions in China/Hong Kong, Singapore, Thailand and the Philippines.

EUROPE, AFRICA AND THE MIDDLE EAST - Income up 100% to $A1.4bn

Asset realisations, structured transactions and advisory business drove performance across Europe, Africa and the Middle East. The £8bn ($A19bn) consortium acquisition of Thames Water Holdings by a consortium led by Macquarie European Infrastructure Funds and our advisory role on Grupo Ferrovial's takeover of BAA were significant highlights. During the year, we established Macquarie European Infrastructure Fund II (MEIF II), with final close at €4.6bn ($A7.6bn).

Acquisitions during the year included Corona Energy, a UK gas supply company; Moto, a UK roadside catering service and the East London Bus Group from Stagecoach Group. Shareholders approved the offer for gaming centre operator Talarius in a JV with Tattersalls for £142m ($A345m). A number of assets were also acquired by Macquarie-managed funds.

THE AMERICAS - Income up 105% to $A1.0bn

Strong growth in the Americas was driven by the establishment of new funds and asset acquisitions. We established Macquarie Infrastructure Partners (MIP), an unlisted North American $US4bn ($A4.9bn) diversified infrastructure fund and formed a JV with leading investment management firm MD Sass. We entered an agreement to acquire Giuliani Capital Advisors – a US-based boutique investment banking firm specialising in restructuring and M&A advisory services and acquired Cervus Financial Group, a Canadian mortgage broker.

Assets purchased by Macquarie-led consortia included GATX Air, an aircraft leasing business, and Spirit Finance Corporation[1], a real estate investment trust. A number of assets were also acquired, or agreed to be acquired, by Macquarie-managed funds during the year, including MIP's acquisitions of 50% of Macquarie Infrastructure Group's (MIG) interests in four US tollroads for $US825m ($A1bn),

North American utility company Duquesne Light (with a consortium including fellow Macquarie fund DUET) for $US1.6bn ($A2bn), a majority equity stake in water utility Aquarion and Canadian port terminals Halterm for C$173m ($A213m) and Fraser-Surry Docks.

AUSTRALIA - Income up 31% to $A2.8bn

The Bank maintained its leading market positions in Australia. Macquarie achieved No.1 2006 rankings in Australia for both announced and completed mergers and acquisitions (Thomson Financial), and maintained leading market positions for Australian equity raised and Asia-Pacific project finance mandates. The Bank was also ranked No. 1 2006 broker for the second consecutive year by ASX market share. There was strong transaction flow, with major transactions during the year including Macquarie's role as Global Co-ordinator and Joint Lead Manager on the $A1.9bn IPO of explosives manufacturer Dyno Nobel, and the sell-down of Macquarie's 7.7% stake in the Macquarie Goodman Group. Macquarie received awards for Investment Management in Australia and Research in Australia in the Euromoney Real Estate Excellence Awards. Mortgages Australia had $A22bn of loans outstanding, up 21% from March 2006, Macquarie Wrap Solutions had $A23.2bn of funds under administration and the Cash Management Trust had $A14.1bn funds under management at 31 March 2007.

Macquarie Infrastructure Group (MIG) undertook a range of initiatives which have resulted in a positive re-rating, including the demerger and listing of Sydney Roads Group (subsequently acquired by Transurban for $A1.3bn); the refinancing of the M6 Toll in the UK, which released £392m ($A931m) to MIG; the successful divestment of 50% of MIG's interest in its four US tollroads to MIP for $US825m ($A1bn) and the initiation of an $A1bn on-market buyback of stapled MIG securities.

Macquarie Airports (MAp) acquired an additional 15% interest in Sydney Airport for approximately $A663m.

---

[1] Subject to shareholder approval.

APPENDIX 4E
ANNUAL REPORT

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK LIMITED
ABN 46 008 583 542

YEAR ENDED 31 MARCH 2007

1 **Details of the reporting period and the previous corresponding period**

Current period: 1 April 2006 to 31 March 2007
Prior corresponding period: 1 April 2005 to 31 March 2006

2 **Results for announcement to the market**

	Key information	Year ended 31 March 2007 $m	Year ended 31 March 2006 $m	Change %
2.1	Operating income	7,181	4,832	49%
2.2	Profit attributable to equity holders of Macquarie Bank Limited	1,494	945	58%
2.3	Profit attributable to ordinary equity holders of Macquarie Bank Limited	1,463	916	60%

	Dividends	Amount per security	Franked amount per security
2.4	Interim dividend	125 cents	100%
	Final dividend (declared, not yet provided at 31 March 2007)	190 cents	100%

2.5 **Record date for determining entitlements to the dividends**

Record date for the final ordinary dividend is 25 May 2007.

2.6 **Commentary**

The financial report for the year ended 31 March 2007, and the results reported herein, are prepared in accordance with Australian Accounting Standards (which includes Australian Interpretations by virtue of AASB 1048), the Corporations Act 2001 and the Banking Act 1959. Compliance with Australian Accounting Standards ensures that the financial report complies with International Financial Reporting Standards.

Consolidated Result:

Macquarie Bank Limited's consolidated net profit after income tax attributable to its ordinary equity holders for the year ended 31 March 2007 was $1,463 million, an increase of 60% on the prior year and the 15th consecutive year of record profits. Basic earnings per share is up 48% to 591.6 cents.

Total operating income for the year to 31 March 2007 increased 49% over the prior year to $7,181 million, driven by profits from asset realisations (including the $302 million gain from the sale of the Bank's investment in MGQ). Global equity markets have remained strong during the year and market conditions have been favourable for investment banking activities.

Operating expenses are up 48% on the prior year to $5,253 million. Employment costs, the largest component of operating expenses, are up 55% on the prior year to $3,733 million.

In the year to 31 March 2007 the expense to income ratio decreased slightly from 73.4% in the prior year to 73.2%.

As foreshadowed, the effective tax rate for the year of 20.5% was lower than the prior year as a result of income tax rate differentials arising from income generated offshore.

Macquarie's offshore growth has continued with income from international sources up considerably to $3,457 million, an increase of 70% on the prior year. International income amounted to 55% of Macquarie's total operating income for the year to 31 March 2007, up from 48% in the prior year. Total operating income for the purposes of international income excludes earnings on capital and is after directly attributable costs including fee and commissions expenses.

Assets under management increased 41% to $197 billion. The year saw significant equity raisings particularly in unlisted funds with strong support from international investors.

Return on equity for the year to 31 March 2007 was 28.1%, up from 26.0% in the prior year despite Macquarie raising in excess of $700 million of ordinary equity in May 2006.

Refer to the Macquarie Bank Management Discussion and Analysis for the year ended 31 March 2007 for more details.

3 **Consolidated balance sheet**

Refer to the 2007 Financial Report.

4 **Consolidated income statement**

Refer to the 2007 Financial Report.

5 **Consolidated cash flow statement**

Refer to the 2007 Financial Report.

6 **Dividend details**

	Year ended 31 March 2007 $m	Year ended 31 March 2006 $m
Ordinary share capital		
2007 interim dividend paid:		
125 (2006: 90) cents per share	312	208
2006 final dividend paid:		
125 (2005: 100) cents per share	290	224
2006 special dividend provided:		
nil (2005: 40) cents per share	-	89

There is no provision for a final dividend in respect of the financial year ended 31 March 2007 as a result of AASB 137: *Provisions, Contingent Liabilities and Contingent Assets*. A provision for dividends is recognised at the time the dividends are declared, determined or publicly recommended.

The 2007 interim dividend and the 2006 final dividend paid during the financial year ended 31 March 2007 were 100% franked at 30%. The dividends paid during the financial year ended 31 March 2006 were 90% franked at 30%.

Since the end of the financial year, the Directors have recommended the payment of the 2007 final dividend of $1.90 per fully paid ordinary share to be 100% franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 4 July 2007 out of retained profits at 31 March 2007 is $482 million. This amount has been estimated based on the number of shares eligible to participate as at 31 March 2007.

Macquarie Income Securities

Distributions paid during the financial year ended 31 March 2007 (net of distributions previously provided) were $24 million (2006: $23 million). Distributions provided at 31 March 2007 are $7 million (2006: $6 million) which were paid on 16 April 2007. The distributions in respect of Macquarie Income Securities are classified as distributions on an equity instrument in accordance with AASB 132: *Financial Instruments: Presentation.*

Macquarie Income Preferred Securities

Distributions paid during the financial year ended 31 March 2007 (net of distributions previously provided) were $30 million (2006: $27 million). Distributions provided at 31 March 2007 are $24 million (2006: $24 million) which were paid on 16 April 2007. The Macquarie Income Preferred Securities represent a minority interest of the economic entity. Accordingly, the distributions paid/payable in respect of these are recorded as a movement in minority interest.

7 **Dividend or distribution reinvestment plan details**

The Dividend Reinvestment Plan ("DRP") was approved by ordinary shareholders at the 2001 Annual General Meeting. The DRP is optional and offers ordinary shareholders in Australia and New Zealand the opportunity to acquire fully paid ordinary shares, without transaction costs, at a discount to the market price (as defined in the rules of the DRP) of 2.5%. A shareholder can elect to participate in or terminate their involvement in the DRP at any time. Election notices for participation in the DRP in relation to the final dividend to be paid on 4 July 2007 must be received by the registry by 5:00 pm on 25 May 2007 to be effective for that dividend.

8 **Retained earnings**

	Year ended 31 March 2007 $m	Year ended 31 March 2006 $m
Balance at the beginning of the financial year	1,934	1,523
Adjustment on adoption of AASB 132 and AASB 139, net of tax	-	16
Profit attributable to equity holders of Macquarie Bank Limited	1,494	945
Distributions paid or provided on Macquarie Income Securities	(31)	(29)
Dividends paid on ordinary share capital	(602)	(521)
Total retained earnings	2,795	1,934

9 **Net tangible assets per security**

Security	Year ended 31 March 2007 $	Year ended 31 March 2006 $
Ordinary shares	22.67	11.13

Including intangible assets within held for sale businesses the net tangible assets per ordinary security for the year ended 31 March 2007 was $22.86 (2006: $16.63).

10 **Control gained or lost over entities in the financial year, and those having material effect**

Name of entities where control was gained in the financial year	Date control gained
Macquarie Small Cap Roads Group	12-May-06
East London Bus Group Holdings Limited	22-Jun-06
Cervus Financial Corp	6-Jul-06
Corona Energy Holdings Limited	31-Jul-06
Longview Oil and Gas	26-Oct-06

The above entities did not contribute materially to the reporting entity's profit from ordinary activities.

Name of entities where control was lost in the financial year	Date control lost
Macquarie Small Cap Roads Group	2-Oct-06
Smarte Carte Corporation	20-Nov-06
East London Bus Group Holdings Limited	24-Nov-06
The Steam Packet Group Limited	19-Dec-06
Access Health Abbotsford Limited and Access Health Vancouver Limited	30-Jan-07
Forward Steps Holdings Limited	2-Feb-07

The above entities did not contribute materially to the reporting entity's profit from ordinary activities during the period they were controlled.

The reporting entity recognised gain on deconsolidation of previously controlled entities of $469 million in the year ended 31 March 2007 (2006: $128 million).

11 **Investments in associates and joint ventures**

Name	Participating interest (%)
Material interests in associates and joint ventures are as follows:	
Classified as associates and joint ventures using the equity method:	
Diversified CMBS Investments Inc	57%
Euro Gaming Limited	50%
European Directories SA	13%
Macquarie Aircraft Leasing Limited	34%
Macquarie Airports	16%
Macquarie Capital Alliance Group	17%
Macquarie Communications Infrastructure Group	12%
Macquarie Countrywide Trust	9%
Macquarie Diversified (AA) Trust	28%
Macquarie European Infrastructure Fund	5%
Macquarie Infrastructure Group	2%
Macquarie MEAG Prime REIT	24%
Macquarie Media Group	22%
Macquarie Office Trust	6%
Classified as associates held for sale:	
Lane Cove Tunnel Holding Company Pty Limited	19%
Macquarie New York Parking 2 LLC	53%
Retirement Villages Group	48%
Taiwan Cable TV Investments Sarl	20%

The reporting entity recognised profit of associates and joint ventures using the equity method of $242 million in the year ended 31 March 2007 (2006: $172 million).

12 **Other information**

a. Following annual promotions and compensation reviews the Board has approved the issue of invitations for approximately 11 million employee options on the same basis as previous years (inclusive of the approximately 6 million options notified to the ASX on 1 May 2007). The grant of some of these options is subject to shareholder approval. These options are expected to be granted in August 2007.

b. For more detailed information on the economic entity's financial performance and financial position, refer to the 2007 Management Discussion & Analysis.

13 **Foreign entities**

Not applicable.

14 **Commentary on results for the financial year**

Refer to the 2007 Management Discussion & Analysis for details.

15 **Audited report**

The report is based on audited accounts.

16 **Statement if Financial Report is not audited**

Not applicable as the Financial Report is audited.

17 **Statement if Financial Report is audited**

The Financial Report has been audited and is not subject to disputes or qualifications.

Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited

Result Announcement for the year ended 31 March 2007

Presentation to Investors and Analysts

Allan Moss, Managing Director & Chief Executive Officer
Greg Ward, Chief Financial Officer

15 May 2007

Disclaimer

This material has been prepared for professional investors.

The firm preparing this report has not taken into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited (Macquarie).

Agenda

1.	Introduction	Allan Moss
2.	Result analysis & NOHC update	Greg Ward
3.	Overview of the year & Outlook	Allan Moss
4.	Glossary	

Unless otherwise specified all information is for year ended 31 March 2007 and increases are on corresponding year.

3

Profit of almost $A1.5 billion

60% increase on pcp

Almost 6 times the level of 5 years ago



$Am
1,600
1,400
1,200
1,000
800
600
400
200
0
$A250m
$A333m
$A494m
$A812m
$A916m
$A1.46b
2002
2003
2004
2005
2006
2007

Throughout this report, periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated

4

EPS of almost $A6.00

48% increase on pcp

4.5 times the level of 5 years ago


Acps
600
500
400
300
200
100
0
133cps
165cps
233cps
370cps
400cps
592cps
2002
2003
2004
2005
2006
2007

Basic EPS

Dividend of $A3.15

47% increase on pcp

3.4 times the level of 5 years ago

- 54% payout ratio on total dividends for year ended 31 March 2007, 100% franked


Acps
350
300
250
200
150
100
50
0
Special dividend
93cps
143cps
122cps
201cps
215cps
315cps
2002
2003
2004
2005
2006
2007

MACQUARIE BANK

Income of $A7.2 billion

49% increase on pcp

Almost 4 times the level of 5 years ago


$Am
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$A1.8b
$A2.2b
$A2.8b
$A4.2b
$A4.8b
$A7.2b
2002
2003
2004
2005
2006
2007

7

MACQUARIE BANK

Assets under management of almost $A200 billion

41% increase on pcp

Almost 5 times the level of 5 years ago


$Ab
200
180
160
140
120
100
80
60
40
20
0
FSG/FMG Wholesale
FSG/FMG Retail
Other Specialist
Property
Infrastructure
$A41.3b
$A52.3b
$A62.6b
$A96.7b
$A140.3b
$A197.2b
2002
2003
2004
2005
2006
2007

8

International income of almost $A3.5 billion

70% increase on pcp

9 times the level of 5 years ago

- $US/$A exchange rate strengthened from $0.53 at 31 Mar 2002 to $0.81 at 31 Mar 2007



$Am
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$A384m
$A432m
$A696m
$A1.3b
$A2.0b
$A3.46b
2002
2003
2004
2005
2006
2007

International income excludes earnings on capital and is after costs directly attributable to earning the income, including fee and commissions expenses

9

Macquarie Bank Total Shareholder Returns of over 200% in 5 years

MACQUARIE BANK
TOTAL SHAREHOLDER RETURN 2002-2007



%
250
200
150
100
50
0
118%
204%
All Ords
MBL

Total shareholder return from 31 March 2002 to 31 March 2007

10

Creating wealth for Australians

- Since listing, Macquarie Bank and Australian listed Macquarie-managed specialist fund vehicles have delivered more than $40 billion in wealth for shareholders, of which more than $A30 billion has gone to Australian shareholders and their beneficiaries, either directly or indirectly through their superannuation or other managed investments. This reflects approximately:
  - $22b through capital appreciation^
  - $9b from dividends and other distributions
  - This is conservative because:
    - It does not include unlisted funds
    - It assumes no reinvestment of dividends or distributions taken in cash

^ Capital appreciation based on market capitalisation as at 30 April 2007 [illegible]

Agenda

1.	Introduction	Allan Moss
2.	Result analysis & NOHC update	Greg Ward
3.	Overview of the year & Outlook	Allan Moss
4.	Glossary	

Unless otherwise specified all information is for year ended 31 March 2007 and increases are on corresponding year.

Key drivers of year

- Continued good conditions across most markets:
  - equity market conditions better than expected
  - commodity prices and volatility in 1H07
  - favourable M&A market conditions
- Continued international growth
  - Offshore staff up 39% to 3,501 from 2,517 at March 2006
  - International income up 70% to A$3.46b from A$2.03b at March 2006
  - Most assets in Macquarie-managed funds are now offshore – Real Estate 69% and Investment Banking Funds 81%*
- Large asset realisations
  - Macquarie Goodman
  - Dyno Nobel
  - US oil and gas assets
  - Other infrastructure, real estate

* As at 31 March 2007

Key drivers of year

- Assets under management up 41% from $A140.3b to $A197.2b and associated base fee growth
  - Most funds are being raised offshore - substantial investment by institutional investors in unlisted international specialist funds
  - As expected, minimal performance fees from listed specialist funds
- Capital raised in May 2006 supporting broad business growth
- Significant balance sheet growth:
  - Total assets up 28% from $A106.2b to $A136.4b
  - Risk-weighted assets up 37% from $A28.8b to $A39.4b
- Employment market conditions remained extremely competitive
- Expense to income ratio slightly down
- Lower effective tax rate as foreshadowed

Operating income
49% increase on prior year to $A7.2b



$Am
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
2007
Asset and equity investment realisations
Other income
Interest income
Trading income
Fee and commission income

15

Fee and commission income
25% increase on prior year to $A3.5b



$Am
1400
1200
1000
800
600
400
200
0
Mar 2005
Mar 2006
Mar 2007
Base fees
Performance fees
M&A, Advisory and Underwriting
Brokerage and Commissions
Wrap and Other Administration Fee Income
Financial Products
Banking, Lending & Securitisation
Other fee and commission income

16

Funds management income
AUM up 41% on prior year to $A197b
Base Fees up 42% on prior year to $A785m

AUM & Base fees


AUM ($Ab)
Base Fees ($Am)
2002
2003
2004
2005
2006
2007

Performance fees


$Am
2002
2003
2004
2005
2006
2007

- Strong demand for unlisted funds continues, significant capital raisings during the year
- New funds include Macquarie Infrastructure Partners (MIP), Macquarie European Infrastructure Fund II (MEIF II), Macquarie Goodman Hong Kong Wholesale Fund
- Specialist funds have been active, including acquisition of Thames Water
- Performance fees not significant, as foreshadowed

Specialist fund equity raisings

- $A21.6b raised over the 12 months to 31 March 2007
- 79% from international investors and 87% into unlisted funds or syndicates


$Ab
2005
2006
2007

Fund	Raising ($Ab)
Macquarie European Infrastructure Fund II*	6.6
Macquarie Infrastructure Partners	4.9
Other unlisted Infrastructure	3.4
Listed Infrastructure	2.1
Unlisted Real Estate	2.0
Listed Real Estate	0.6
Other	1.8
FY07 TOTAL	**$A21.6b**

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2006 to 31 Mar 2007, including equity raised via DRP. Including committed, uncalled capital
* MEIF II reached final close subsequent to 31 March 2007 therefore the figure above does not reflect final close of $A7.6b

Net trading income

20% increase on prior year to $A1,047m

- Underlying income up 35% on pcp
  - Global Equity Finance substantial growth in vanilla and structured product volumes
  - Australian equity products significantly up on prior year; retained market leading position
  - Asia equity products contribution down on strong prior year due to difficult trading conditions in Korea; increased competition
  - High volatility levels in gold, base metals and commodities markets; strong demand for structured products
  - Improved FX volumes in second half; full year down overall on prior year; market volatility lower than prior year
  - Interest rate products up - increased levels of local and international corporate activity
- Accounting impacts:
  - Volatility on derivatives hedging interest rate risk in non-trading areas, including Hybrid swaps – no hedge accounting
  - Accounting for interest rate swaps: reported as trading income; need to consider with interest income and expense to give true net interest margin

	Mar 07 $Am	Mar 06 $Am	pcp % Δ
Equities	765	526	45
Commodities	295	197	50
Foreign exchange	120	152	(21)
Interest rate products	112	84	33
Total Trading Income *(before adjusting for accounting impacts)*	**1,292**	**959**	**35**
Revaluation of economic hedges	*(61)*	*29*	*(310)*
Accounting for swaps	*(184)*	*(112)*	*64*
Net Trading Income *(as reported)*	**1,047**	**876**	**20**

19

Net interest income

23% increase on prior year to $A728m

	Mar 07 $Am	Mar 06 $Am
Net interest income *(as reported)*	**728**	**592**
Accounting for swaps reported as trading income	*(184)*	*(112)*
Net interest income *(adjusted for accounting impacts)*	**544**	**480**

- Need to consider accounting for swaps in net interest margin analysis – provides true economic position

	Mar 2007			Mar 2006		
	Interest $Am	Average Volume $Ab	Spread %	Interest $Am	Average Volume $Ab	Spread %
Mortgage assets	116	22,248	0.52	97	17,881	0.54
Loan assets	495	19,607	2.52	406	14,574	2.78
Trading assets and other securities	104	29,645	0.35	79	17,242	0.46
Total interest bearing assets	715			582		
Non-interest bearing assets	(171)			(102)		
Total	**544**			**480**		


Loan Assets (at 31 March 2007)
$Ab
30
25
20
15
10
5
0
Mar 2005
Mar 2006
Mar 2007
Property
Mortgages
Treasury & Commodities
Macquarie Capital Leasing
Macquarie Capital Other
Clearing houses
Other lending

- Loan assets spreads impacted by increased competition and mix of portfolio
- Mortgage portfolio average volume up 24%; loan portfolio average volume up 35%
- Increased funding cost on larger equity investments partially offset by capital raised in May 2006

20

Income from asset & equity investment realisations and other transactions

	Mar 07 $Am	Mar 06 $Am	Mar 05 $Am
Asset & equity investment realisations			
Profit on disposal of assets and equity investments	1,098	306	345
(Akeler JV assets, Arqiva, Brussels Airport, Childcare businesses, CH4 Gas, Dyno Nobel, East London Bus Company, Macquarie Small Cap Roads, net profit interests, SFE shares, Steampacket Group, Taiwan Cable TV Investments, RP Data, other infrastructure and real estate)			
Gains on Macquarie Goodman Group	302	-	300
Other			
Dividends, distributions and equity accounting income	326	214	50
(MAp, MGQ, MCW, MOF, MCG, MIIF, MMPR, etc)			
Net income from businesses held for sale	41	(18)	-
Other	99	20	(34)
Total	**1,866**	**522**	**661**

- 2007 result assisted by many asset realisations, including a number of significant ones
- Normal part of our business, but asset sales are a swing factor

Equity investments*
Up 28% on prior year to $A4.4b

- $A1.1b of unrealised gains
- Substantial investments held in Macquarie-managed funds – $A2.9b
- Significant activity during the year:
  - Sale of 8% stake in Macquarie Goodman Group
  - Acquisitions of stakes in UK Moto, Talarius, Thames Water



$Ab
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Market value
Mar-05
Mar-06
Mar-07

* Equity investments includes those investments that are not currently classified as Held for Sale. It includes investments in Macquarie-managed funds and other investments held for strategic reasons. Some investments will become classified as Held for Sale when it is highly probable that the asset will be sold in the subsequent 12 months.

Held for Sale Assets and Investments*

$A1.5b sold since Sept 2006



$Am
2500
2000
1500
1000
500
0
On balance sheet
Acquisitions
Disposals
Mar 2006
Increases 1H07
Decreases 1H07
Sep 2006
Increases 2H07
Decreases 2H07
Mar 2007

- $823m of Held for Sale assets at 31 March 2007 including:
  - ATM Solutions
  - Boart Longyear
  - Icon Parking
  - Lane Cove Tunnel
  - Longview oil & gas
  - Retirement Village Group
  - Taiwan Broadband Communications
- Assets sold or substantially sold post 31 March 2007 include ATM Solutions, Boart Longyear and Lane Cove Tunnel
- All assets sold at satisfactory prices

* Held for Sale (HFS) assets and investments are those whose carrying value will be recovered principally through a sale transaction rather than continuing use. The policy of management is to classify these assets as HFS when it is highly probable that the asset will be sold in the 12 months subsequent to being classified as such. At 31 March 2007

Business segment analysis

Investment banking: 42%*
Up 75% on prior year

Asset & wealth management: 27%*
Up 39% on prior year



Infrastructure, real estate and other specialist funds
Retail and wholesale funds management and private client broking
Commodities
FX, futures, treasury and debt markets
Equity derivatives
Mergers and acquisitions, advisory and underwriting
Institutional cash equities
Financial products
Banking and securitised lending
Equipment and other leasing
Real estate lending
Other lending

Lending: 10%*
Up 23% on prior year

Financial markets: 21%*
Up 34% on prior year

* Represents the percentage contribution to total income

Operating expenses and headcount


$Am
Expense to Income Ratio (%)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
82%
80%
78%
76%
74%
72%
70%
68%
Income
Expenses
Expense to income ratio
2002
2003
2004
2005
2006
2007

- Strong headcount growth
  - Total headcount up 22% on prior year to 10,023
  - International headcount up 39% on prior year to 3,501
- Expense/ income ratio slightly down at 73.2%

Information on this chart has been restated for all periods to bring it into line with the presentation of fee and commissions expenses as operating expenses

Taxation

	Mar 07 %	Mar 06 %	Mar 05 %
Corporate tax rate	**30.0**	**30.0**	**30.0**
Rate differential on offshore income	(10.6)	(7.3)	(4.9)
Non-deductible distribution paid/provided on MIS	0.5	0.7	0.7
Non-deductible options expense	1.4	1.3	1.7
Other	(0.8)	(0.7)	(0.3)
Effective tax rate	**20.5**	**24.0**	**26.2**

- Effective tax rate down on prior year as a result of offshore tax rate differentials
  - Growth of offshore income
  - Previously foreshadowed

Capital management
Tier 1 capital ratio 15.0%

MACQUARIE BANK

- Significant asset realisations during second half have contributed to an improved Tier 1 ratio
- Expect no material change in capital requirements as a result of Basel II



$Am
Tier 1 Ratio
7,500
6,500
5,500
4,500
3,500
2,500
1,500
500
-500
-1,500
-2,500
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Mar 2002
Sep 2002
Mar 2003
Sep 2003
Mar 2004
Sep 2004
Mar 2005
Sep 2005
Mar 2006
Sep 2006
Mar 2007
Tier 1 deductions
MIS
MIPS
CPS
Core Tier 1 equity
Tier 1 ratio

Periods prior to September 2006 are reported under previous AGAAP in accordance with APRA regulations at the time

27

Capital management
Tier 1 capital usage

MACQUARIE BANK



$Ab
Risk-weighted Assets
40
35
30
25
20
15
10
5
0
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Mar 2007
Mortgages
Margin lending
Retail and institutional stockbroking
Leasing
Relationship banking
Real estate
Equity investments and Held for Sale assets
Commodity loans
Other



$Am
Tier 1 Deductions
1400
1200
1000
800
600
400
200
0
Mar 2003
Mar 2004
Mar 2005
Mar 2006
Mar 2007
Other
Net Future Income Tax Benefit
Intangibles
Non Field of Finance Investments

Periods prior to March 2007 are reported under previous AGAAP in accordance with APRA regulations at the time

28

Non-operating holding company
Update

- Overall, restructure is on schedule. Targeting shareholder approval in December quarter 2007
- Formal NOHC Authorisation Application submitted to APRA at the end of February
  - APRA has advised it expects to provide necessary approvals within proposed timetable
  - Approval still subject to finalisation of a number of operational matters
- Enabling Commonwealth legislation for NOHC bank restructures has been proposed for passage through Parliament by June 2007
  - Will resolve required tax law changes
  - Relief from Corporations Act restrictions to ensure shareholder access to profits unaffected by reorganisation but will not affect accounting standards
- Discussions with rating agencies are underway
- External counterparties being consulted
- As previously advised, do not expect restructure to materially affect the Group's capital requirements

Agenda

1. Introduction	Allan Moss
2. Result analysis & NOHC update	Greg Ward
3. Overview of the year & Outlook	Allan Moss
4. Glossary	

Unless otherwise specified all information is for year ended 31 March 2007 and increases are on corresponding year.

From an Australian institution growing internationally to a global institution headquartered in Australia

- 70% increase in international income on pcp from $A2b to $A3.5b despite much stronger $A
- International income 55% of total income*, up from 48% in prior year



$Am
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
International
Australia
2002
2003
2004
2005
2006
2007

* Excluding earnings on capital and after costs directly attributable to earning the income, including fee and commissions expenses

31

From an Australian institution growing internationally to a global institution headquartered in Australia

- International income is more than 50% of income across most businesses



$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
International
Australia
27%
82%
4%
27%
61%
66%
FMG
EMG
FSG
BPG
TCG
IBG

Percentages represent each Group's international income as a percentage of total income, excluding earnings on capital and after costs directly attributable to earning the income, including fee and commissions expenses

32

From an Australian institution growing internationally to a global institution headquartered in Australia

- International specialist fund equity raisings are now more than triple Australian raisings



$Am
24,000
20,000
16,000
12,000
8,000
4,000
0
International
Australia
$A3.5b
$A13.7b
$A11.7b
$A21.6b
2004
2005
2006
2007

From an Australian institution growing internationally to a global institution headquartered in Australia

- International institutions now hold more than 35% of MBL shares



Percentage of MBL shares (%)
40
35
30
25
20
15
10
5
0
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Total International Institutions
European and Mid-Eastern Institutions
North American Institutions
Asian Institutions

International staff up 39% since March 2006 to over 3,500

MACQUARIE BANK

More than 10,000 staff in 24 countries

EUROPE & MIDDLE EAST	ASIA	NORTH AMERICA
908 staff	1,560 staff	864 staff



Tokyo
Jakarta
Perth
Boston
New York
Miami

AFRICA	AUSTRALIA	NEW ZEALAND	SOUTH AMERICA
31 staff	6,522 staff	112 staff	26 staff

As at 31 March 2007. New US offices in Troy and Atlanta added with integration of Giuliani Capital Advisors staff in April 2007

Managing important assets across the globe

MACQUARIE BANK

Over 100 infrastructure assets, over 700 real estate assets

UK
- M6 Toll
- Birmingham Airport
- Bristol Airport
- Energy Power Resources (UK)
- Wales & West Utilities
- Thames Water
- CLP Envirogas
- Arqiva
- Red Bee Media
- Moto-Motorway Services Provider
- National Car Parks
- East London Bus Group
- Steam Packet
- Wightlink
- Tuberlex
- Macquarie Global Property Advisors (MGPA)

France
- Autoroutes Paris-Rhin-Rhône
- Energy Power Resources (Europe)
- French windfarms
- MGPA

Belgium
- Brussels Airport

Germany
- Warnow Tunnel
- TanQuid (tank storage business)
- MGPA
- Macquarie Office

Italy
- Rome Airport
- MGPA
- Macquarie Office

Luxembourg
- MGPA

Netherlands
- NRE*
- European Directional#
- Obragas Net*
- Nettbeheer Haarlemmermeer*
- MGPA

Poland
- Deep Sea Container Terminal
- MGPA

Spain
- Itevelesa

Sweden
- Arlanda Express

Switzerland
- MGPA

Canada
- Edmonton Ring Road
- 407 ETR
- AltaLink
- Cardinal Power
- Sea to Sky
- Halterm Limited
- Leisureworld
- Fraser Surrey Docks

Mexico
- Macquarie ProLogis

Denmark
- Copenhagen Airport

Portugal
- Tagus Crossings

USA
- South Bay Expressway
- Dulles Greenway
- Indiana Toll Road
- Skyway
- Macquarie Parking
- Atlantic Aviation
- AIR-serv
- Icon Parking
- Hanjin Container Terminals
- District Energy
- Duquesne Light*
- The Gas Company (Hawaii)
- Aquarion*
- Boart Longyear
- International-Matex Tank Terminals
- Longview
- Smarte Carte
- American Consolidated Media
- Macquarie DDR
- Macquarie ProLogis
- Macquarie CountryWide
- Macquarie Office
- Macquarie Leisure

Australia
- Prospect Water
- Dampier – Bunbury
- Multinet
- United Energy Distrib.
- AlintaGas Networks
- Broadcast Australia
- Macquarie Regional Radioworks
- Southern Cross Broadcasting
- Transtoll
- Sydney Airport
- Westlink M7
- Eastlink
- Retirement Care Australia
- RVG Sydney
- Retirement Services Australia
- Zig Inge
- Macquarie Office
- Macquarie CountryWide
- Macquarie Leisure
- MREEF

South Korea
- Baekyang Tunnel
- Cheonan Nonsan Expressway
- Incheon Expressway
- Kwangju 2nd Beltway Section 1 & 3
- Machang Bridge
- New Daegu-Busan Expressway
- Soojungsan Tunnel
- Daegu East Circular Road
- Incheon Grand Bridge
- Seoul Chuncheon Expressway
- Woomyunsan Tunnel
- Seoul Subway #9
- Yongin Seoul Expressway
- Seosuwon-Osan-Pyungtaek Expressway
- SK E&S
- West Sea Power/West Sea Water
- CJ CableNet
- Kukdong Building
- Schroder Asian properties
- MGPA

Singapore
- Schroder Asian properties
- MMP REIT
- MGPA

Hong Kong
- Schroder Asian properties
- MGPA
- Macquarie Goodman Hong Kong Wholesale Fund

Japan
- Hakone Turnpike
- Ibukiyama Driveway
- Schroder Asian properties
- MGPA
- Residential portfolio (own, not managing)



Abu Dhabi
Macquarie CountryWide
Macquarie Leisure

Roads Real Estate Airports Communications Utilities Transport services Other

As at March 2007. *Subject to financial and customary closing arrangements
#European Directional also in Sweden, Finland, Austria, Czech Republic, Slovakia, Denmark & France
In some cases, Macquarie or a Macquarie-managed fund has partial interest in an asset

Around 80% of assets in specialist funds and syndicates are located outside Australia



Asia Pacific
6%
Americas
24%
Europe,
Africa &
Middle East
49%
Australia
21%

Comprises listed and unlisted specialist infrastructure, real estate and other specialist assets under management (proportional ownership enterprise value) as at 31 March 2007

Provider of essential community services around the globe

Employees	+65,000 across the assets
Airports	+115 million passengers per annum
Toll Roads	1.7 million cars per day
Gas Distribution	6.9 million households
Water Services	+5.2 million households
Electricity Distribution	1.2 million households
Communications	83 million people are reached by Macquarie's television, telephone and radio infrastructure, and cable and newspaper services
Real Estate	+700 properties including retail, office, residential, leisure & industrial
Rail	2.7 million passengers per annum
Ferries	+6.0 million passengers per annum
Aged Care / Retirement Villages	+7,500 beds / +7,700 units
Buses	300 million passengers per annum

As at 31 March 2007

We are driving international growth

- Over 50 international offices
- Non-operating holding company
- More than 800 Director-level staff based outside Australia
- Significant increase in risk management staff internationally
- Aggressive international recruitment
- Substantial investment in training, including INSEAD Masters of Finance (Investment Banking)

Intend to submit application to set up a UK incorporated banking entity

- London a hub for European growth
  - Currently over 700 Macquarie staff in London*
- Intend to submit application to the UK Financial Services Authority in July to set up UK incorporated banking entity
- Would give a European "passport" for banking businesses
- Increased investment in London office to support ambitious growth plans & provide greater flexibility
- Investing in risk management, compliance and governance as well as office infrastructure

* As at 31 March 2007

From an Australian institution growing internationally to a global institution headquartered in Australia

- The Macquarie Bank Board considered the Bank's head office location and has resolved that the Group will remain headquartered in Australia
- In reaching this decision, the Board took into account the following considerations:

International	Australia
• Most activity now international (largely northern hemisphere)	• Still largest single market for MBL
– Income	• Proximity to Asia
– Growth	• Access to good quality staff and service industries
– Major initiatives	• Business friendly environment
• Regulatory environment in some cases more conducive to international operations	• Cost and complexity of relocation

Growing in Asia-Pacific
Income* up 26% on pcp to $A1.1 billion

Income*


$Am
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007

Staff numbers


Headcount
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2003
2004
2005
2006
2007

- Staff up 39% from 1,206 to 1,672

* Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

Growing in Asia-Pacific

Income* up 26% on pcp to $A1.1 billion

- **Macquarie Securities:** brokerage revenue up over 40% on pcp; expansion of China product & application for qualified foreign institutional investor licence in progress; investment in India product with staff numbers up by +40%
- **ECM and M&A** – Lead manager roles in significant transactions in India, China/Hong Kong, Singapore, Thailand and Philippines
- **New funds:**
  - **Chinese retail malls** – new wholesale fund investing in nine Chinese retail shopping malls in China
  - **MGP Japan Core Plus Fund** – established by Macquarie Global Property Advisors - unlisted Japanese real estate fund, $US865m capital raised
  - **Macquarie IMM Global Infrastructure Fund** – established the first global infrastructure fund for retail investors in Korea. $US1b open-end public fund investing in global listed infrastructure securities. Macquarie sub-advisor to this fund.
  - **Cathay Global Infrastructure Securities Fund** – established Taiwan's first infrastructure fund with Cathay Securities Investment Trust. $US300m unlisted open-end fund investing in global listed infrastructure securities. Macquarie investment advisor to the fund
  - **Macquarie Goodman Hong Kong Wholesale fund** – $HK4.8b ($A850m) unlisted real estate fund established by Macquarie Goodman Asia (JV between MBL and Macquarie Goodman)
  - **MQ specialist funds** – launched Hong Kong platform offering structured products and quantitative investment strategies to Asian investors. First fund – China IPO Fund
- **New business / JV:**
  - **Shinsei Bank** – Investment banking JV in Japan
- **Other fund initiatives:**
  - Macquarie Korea Opportunities Fund acquisitions: **40% stake in six container terminals (Taiwan, Japan, US) and 100% of a cogeneration plant and water treatment facilities**

* Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

Growing in Europe, Africa & the Middle East

Income* up 100% on pcp to $A1.4 billion

Income*


$Am
1600
1400
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007

Staff numbers


Headcount
1000
900
800
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007

- Staff up 45% from 648 to 939

* Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

Growing in Europe, Africa & the Middle East

Income* up 100% on pcp to $A1.4 billion

- **New major fund - Macquarie European Infrastructure Fund II (MEIF II)** – European unlisted infrastructure fund. Final close May 2007 with €4.6b
- **New assets:**
  - **Moto** – led consortium acquisition of UK roadside catering service
  - **East London Bus Group** – £264m acquisition of London bus business from Stagecoach Group
  - **Talarius** – £142m acquisition of Talarius, gaming centre operator, by JV between Macquarie and Tattersall's
- **New business/JV:**
  - **Macquarie First South** – stockbroking and investment banking JV in South Africa
  - **Corona Energy** – acquisition of UK gas supply company
- **Other fund initiatives:**
  - **Thames Water** – Macquarie's European Infrastructure Funds led £8b consortium acquisition
  - **Itevelesa** – GIF II-led consortium acquisition of Spain's third largest provider of vehicle safety and gas emission inspections
  - **National Car Park** – MEIF II's £790m acquisition of off-street, airport and railway car parking businesses
  - **Macquarie Office Trust's first European acquisitions** – Germany and Italy
- **Post balance date:**
  - **National Grid Wireless** – Arqiva's £2.5b acquisition of broadcast transmission services and independent wireless site provider (led by MCG)
  - **Airwave O2** – MCG/MEIF II announced £1.9b acquisition of digital radio communications provider for emergency services
  - **Macquarie Countrywide Trust's first European acquisitions** – Poland and Germany

* Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

Growing in the Americas

Income* up 105% on pcp to $A1.0 billion


Income*
$Am
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007


Staff numbers
Headcount
1000
900
800
700
600
500
400
300
200
100
0
2003
2004
2005
2006**
2007

- Staff up 34% from 663 to 890

* Excludes earnings on capital and is after directly attributable costs including fee and commissions expenses
** Over 50 new staff as part of Cook Inlet acquisition in November 2005. Does not include Giuliani Capital Advisors staff integrated in April 2007

Growing in the Americas

Income* up 105% on pcp to $A1.0 billion

- **New fund – Macquarie Infrastructure Partners (MIP)** – Unlisted infrastructure fund. Final close March 2007 with $US4b
- **New assets:**
  - **Spirit Finance** – Led consortium that has entered into a definitive merger agreement to acquire for $US3.5b
  - **GATX Air** – $US1.46b acquisition (with consortium) of aircraft leasing business
  - **Post balance date: Gateway Casinos** – $C800m (approx) offer by joint venture between Macquarie and PBL
- **New business/JV:**
  - **MD Sass JV** – focussed on incubating innovative asset management companies
  - **Macquarie Financial** – acquired Canadian mortgage broker
  - **Giuliani Capital Advisors** – acquired boutique investment banking firm specialising in restructuring and M&A advisory services, around 100 people
  - **Post balance date: Macquarie Cook Power** – Houston-based electricity trading business commenced trading
- **Other fund initiatives:**
  - MIP acquisitions: **50% of MIG's interest in US toll roads** for $US825m, **Duquesne Light** (DUET/MIP-led consortium) for $US1.6b, majority equity stake in water utility **Aquarion** and Canadian port terminals, **Halterm**, for C$173m and **Fraser-Surrey Docks**[#] (price not disclosed)
  - **Macquarie Infrastructure Company $US291m capital raising** – to partially fund previous acquisitions and facilitate future acquisitions
    - Acquisition of two airport services businesses – **Trajen Holdings** for $US338m and **Mercury Air Centers** for $456m (post balance date)
    - **International-Matex Tank Terminals** – $US250m acquisition of 50% equity interest in bulk liquid storage terminal business
  - **AIR-serv** – Macquarie Capital Alliance Group-led consortium's $US420m acquisition of vehicle tyre inflation equipment business
  - **Main Event Entertainment** – Macquarie Leisure Trust's $US45m acquisition of Texas-based entertainment group. First US asset
  - **American Consolidated Media** – Macquarie Media Group's $US80m acquisition of newspaper publishing business

*Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses # Subject to customary closing arrangements

Growing in Australia

Income* up 31% on pcp to $A2.8 billion

Income*



$Am
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Staff numbers



Headcount
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007

- Staff up 15% from 5,666 to 6,522

* Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

Growing in Australia

Income* up 31% on pcp to $A2.8 billion

- **Strong transaction flow**
- **No. 1 2006 announced and completed M&A deals** – both by number and by value (Thomson Financial)
- **No. 1 2006 ASX broker market share****
- Awarded **Euromoney Real Estate Excellence Awards** for "Investment Management in Australia" and "Research in Australia"
- **Mortgages Australia** – $A22b of loans outstanding, up 21% from $A18 2 at March 2006
- **Macquarie Wrap Solutions** – funds under administration $A23 2b at 31 March 2007; **Cash Management Trust** – funds under management $A14 1b at 31 March 2007
- **New business/JV:**
  - **Real Estate joint venture** – established property development and wholesale funds management JV with **St Hilliers Property**
- **Other fund initiatives:**
  - **Macquarie Leisure Trust** – ranked **No. 1 LPT in Australia** for second year running
  - **MIG** – range of initiatives which have resulted in a positive re-rating including the **demerger and listing of Sydney Roads Group and subsequent acquisition by Transurban for A$1.26b**[#]. Other initiatives include.
    - **M6 Toll refinancing** of £1.0b releasing £392m to MIG
    - Successful **divestment of 50% of its interests in US toll roads** to MIP for $US825m
    - **$A1b on-market buyback** - $A411m acquired since buyback commenced in October 2006^
  - **MAp** – acquired **an additional 15% interest in Sydney Airport** for approximately $A663m

* Excludes earnings on capital and is after directly attributable costs including fee and commissions expenses ** Institutional and retail combined # Based on All Scrip Alternative which implies an offer price of $1 35 per SRG security which is based on Transurban's closing price on 12th December 2006 of $7 69 ^ As at 31 March 2007

Record contributions by all Groups



Index
200
180
160
140
120
100
80
60
40
20
0
FY2006
FY2007
Funds Management
Financial Services
Banking & Property
Equity Markets
Treasury and Commodities
Investment Banking Group

Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax FY2006 indexed to 100

Investment Banking

58% of MBL profit^, up 78% on pcp

Comments on the year:

- All divisions up on last year
- Income from all regions up on last year

Corporate Finance - 44% of MBL^

- Result almost double pcp
- Strong deal flow across all regions - advised on over 240 transactions worth over $A160b*
- Significant fund raising by new unlisted funds;
  - Macquarie European Infrastructure Fund II – €4.6b ($A7.6b) (reached final close in May 2007)
  - Macquarie Infrastructure Partners – $US4b ($A4.9b)
- IBF-managed funds have generated compound annual return of 20.2%** p.a. for investors since inception

Post balance date:

- Boart Longyear IPO, Gateway Casinos, National Grid Wireless (Arqiva acquisition – 70% owned by Macquarie-managed funds), Airwave O2 (MCG/MEIF II acquisition), Mercury Air Centers

Income by region



Australia
Americas
Asia-Pacific
UK/Europe/Middle East

Investment Banking

58% of MBL profit^, up 78% on pcp

Corporate Finance Income by Group

- Increased contribution from each industry group



FIG
TMET
Property
Infrastructure
Resources
Industrials
IBF

Corporate Finance Equity Under Management (A$b)

- Equity under management* up 60.4% from $A34.4b to $A55.2b (excludes $A8.6b of AUM in Financial Products)



$Ab
60
50
40
30
20
10
0
2001
2002
2003
2004
2005
2006
2007

* Includes assets held directly by Macquarie with a view that they may be sold down into new or existing IBF-managed funds

MACQUARIE BANK

Investment Banking

58% of MBL profit^, up 78% on pcp

Corporate Finance (cont.)

Australia/NZ	Boart Longyear, Suncorp Metway/**Promina**, PBL Media, **Origin Energy**/Sun Retail QLD, **Telecom NZ**/**Powertel**, GEON Group/Promentum, Sydney Airport Refinancing, Connect East Refinancing, **Atzec Resources**/Mount Gibson Iron Limited, Southern Cross Fertilisers/**Incitec Pivot**, Retirement Services Australia/**Global Retirement Trust**, **Transpacific Industries**/Waste Management NZ, **AMP Life/Equatorial Mining**/Antofagasta Plc, **Airline Partners Australia**/QANTAS*, **Wesfarmers**/Coles Group* IPOs: Boart Longyear*, RP Data, Dyno Nobel, Wotif.com Placements: IAG, Origin Energy, SAI Global, Macquarie Goodman Group, DUET, Hastie Group, Transpacific
Asia	Meiya Yulchon Generation Co, Kingsgate Consolidated Limited, Doonsan Industrial Development Co, **Macquarie Korea Opportunities** Fund/Hanjin Shipping, Taiwan Broadband Communications, PT Pam Lyonnaise Jaya/PT **Astratel Nusantara & Citigroup Financial Products**, **Asia Pacific Breweries**/Foster's Vietnam brewing businesses, Aehyang Schools project, **Tata Company Limitd**/PT Bumi Resources Tbk, Kohlberg Kravis Roberts &Co / **MMI Holdings Limited*** IPOs: Straits Resources, SPG Land (Holdings) Limited, Shui On Land Limited, Zhuzhou CSR Times Electric, Shanghai Prime Machinery Co, Sunlight REIT, Placement/offerings: Olam International, China Banking Corporation, Bangkok Dusit Medical Services, PYI Corporation, SK Corporation
North America	Duquesne Light Holdings*, EuroZinc Mining Corp/**Lundin Mining**, International-Matex Tank Terminals, **Western Silver**/Glamis Gold, Michigan Electric Transmission Co, The Gas Company, Indiana Toll Road, Trajen Holdings, US Maintenance/**Transfield Services**, ASI Holdings, GATX Air, **Bayard Group**/Cellnet Technology, Fraser Surrey Docks LP, Halterm Limited, Macquarie Small Cap Roads, Icon Parking Refinancing
UK/Europe	Talarius, Thames Water, Petroplus International/Tanquid, Stagecoach London, M6 Refinancing, MOTO, BAA Plc/**Grupo Ferrovial SA**, Grupo Itevelesa/**European Vehicle Safety Holdings**, Barnet & Enfield Schools PFI, Wightlink refinancing, **UK Broadcast Ventures Limited**/National Grid Wireless*, Airwave O2*
Africa & Middle East	Trans African Concessions, First South Financial Services JV, Industrial City of Abu Dhabi development project

* Not yet completed at 31 March 2007

MACQUARIE BANK

Investment Banking

58% of MBL profit^, up 78% on pcp

Macquarie Securities (institutional cash equities) – 9% of MBL^

- Result up 50% on pcp
- Australia/New Zealand
  - Good growth in secondary market revenues
  - No. 1 overall Australian equities (Greenwich/Peter Lee 2006)
  - ECM revenue slightly up on pcp
- Asia
  - Significant gains in secondary market revenues
  - Strong gains in client panel reviews and Greenwich rankings
  - Some high profile ECM transactions but revenues slightly down on pcp
  - Now more profitable than Australia
- Establishment of Macquarie First South JV in South Africa
- Establishment of Alternative Strategies Division JV with Equity Market Group

Financial Products – 3% of MBL^

- Underlying result up 100% on pcp
- Major success with a range of retail infrastructure related funds: closed-end funds in Germany and Austria raising additional funds for MEIF II and open-ended funds in Taiwan, Korea and Canada investing in listed infrastructure securities
- Record sales of Australian structured retail products
- Assets under management (including JV partners such as Four Corners) up 40% from $A6.3b to $A8.8b

^ Percentage contribution based on management accounts before central unallocated costs, profit share and income tax.

Investment Banking

58% of MBL profit^, up 78% on pcp

Macquarie Capital – 2% of MBL^

- Result up 48% on pcp - increased contributions from existing leasing and lending activities
- 20% increase in lending and asset-based leasing volumes from $A4.5b to A$5.4b

Current operating environment:

- Strong Asian and Australian equity markets
- Strong global M&A market
- Solid IPO and equity issuance capacity in Australia and Asia
- Continuing strong performance of assets under management

Outlook:

- Expect increase in revenue and profit over the medium term, providing no material change in market conditions

^ Percentage contribution based on management accounts before central unallocated costs, profit share and income tax.

Banking and Property

15% of MBL profit^, up 179% on pcp (up 50% excluding MGQ)

- Real Estate and Banking and Securitisation commenced operating as separate Groups on 1 April 2007
- **Real Estate Group:**
  - Group Head: Stephen Girdis – 20 years with MBL
  - Major businesses:
    - Real Estate Capital
      - Funds management
      - Investment banking
      - Development
      - Principal positions
    - Real Estate Structured Finance
      - Joint ventures
      - Property development project funding
      - Senior mezzanine debt facilities for real estate development projects
    - Real Estate Research
- **Banking and Securitisation Group**
  - Group Head: Tony Gill – 16 years with MBL
  - Major businesses:
    - Relationship banking
    - Investment lending
    - Consumer lending
    - Mortgages and securitisation

Income by region


Australia
Americas
Asia-Pacific
UK/Europe/Middle East
MGQ

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

MACQUARIE BANK

Real Estate

11% of MBL profit^, up 277% on pcp (up 51% excluding MGQ)

Comments on the year:

- Record result
- Real estate assets under management (incl assoc) up 12% from A$21.0b (excl MGQ) to A$23 6b
- Significant contribution from sale of MGQ, UK business parks and Chinese shopping malls
- Record contribution from Real Estate Structured Finance business
- Strategic initiatives positively impacting Macquarie LPT performance over second half of year. Good contribution to Group result from equity accounted positions in LPTs
- Market conditions and project timing impacted land development businesses (Medallist and Urban Pacific Limited)
- Macquarie Global Property Advisors established the Japan Core Plus Fund raising $US865m

Post balance date: Independent directors of Macquarie ProLogis Management Ltd recommended offer by ProLogis to acquire all shares in Macquarie ProLogis Trust

Current operating environment:

- New opportunities in real estate in Europe and Asia, particularly emerging markets
- Australian residential markets remain subdued but stabilisation / improvement becoming evident in some markets. US housing market generally in downturn, inner city coastal pockets still firm. UK residential and global office markets strong

Outlook :

- Will continue to create products across a range of asset and risk classes using global platform
- Real Estate Structured Finance will continue to expand niche international strategies in US and UK
- Subject to market conditions, expect continued growth both domestically and internationally, particularly in international real estate securitisation

Income by region



Australia
Americas
Asia-Pacific
UK/Europe/Middle East
MGQ

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

MACQUARIE BANK

Banking and Securitisation

4% of MBL profit^, up 49% on pcp

Comments on the year:

- Record result with strong contribution from divestment of childcare business
- Strong growth from Mortgages Australia – loan portfolio exceeding A$22b, 21% up on pcp
- Offshore mortgages expansion continues:
  - Portfolio exceeding A$3.4b, 240% up on pcp
  - Acquisition of Canadian business in July 2006
  - US mortgages impacted by interest rates and housing markets. No exposure to sub prime sector
- Record contribution from Investment Lending – loan book up 45% on pcp to A$4.8b
- Strong growth in Relationship Banking loan and deposit portfolios ~20% up on pcp

Current operating environment:

- Aggressive competition in mortgages in slowing global residential property markets
- Australian banking market very competitive – must differentiate by offering superior products and excellent client service

Outlook:

- Expect strong growth in mortgage originations in Australia, Canada and Italy. Repositioning US business
- Developing new credit card initiative and will continue to invest in niche commercial banking opportunities domestically and offshore
- Expect Relationship Banking and Investment Lending to perform well and newer businesses to increase contribution

Income by region



Australia
Americas
Asia-Pacific
UK/Europe/Middle East

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Treasury and Commodities

14% of MBL profit^, up 56% on pcp

Comments on the year:

- Metals & Energy Capital, Debt Markets and Foreign Exchange the leading contributors:
  - Metals and Energy Capital – very substantially up on pcp ; continued growth in oil and gas financing business, realisation of some energy and mining investments, strong trading and project finance results
  - Foreign Exchange – slightly down on strong pcp; market volatility generally lower than pcp
  - Debt Markets – very strongly up on pcp; good pipeline of domestic and international, corporate and project debt arrangement, issuance of Australian based asset-backed securities and risk management activities
- Satisfactory results across other divisions
  - Commodity Markets – good result however down on pcp reflecting the impact of expansion
  - Treasury – strongly up on pcp
  - Futures – slightly up on pcp; continued growth in major markets

Income by region



Australia
Americas
Asia-Pacific
UK/Europe/Middle East

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.

Treasury and Commodities

14% of MBL profit^, up 56% on pcp

Post balance date:

- Macquarie Cook Power, electricity trading and marketing business servicing the North American energy market, commenced trading

Current operating environment:

- Expect satisfactory volatility across most markets to continue
- Satisfactory level of transaction volumes

Outlook:

- Expect strong transaction activity levels to continue across business
- Deal pipeline remains strong however competition on both transaction level and for staff
- Continued selective global expansion
- Subject to current expectation for continued satisfactory market conditions, expect similar performance next year (excluding asset realisations)

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.

Equity Markets
9% of MBL profit^, up 39% on pcp

Comments on the year:

- Equity Products:
  - Asia – down on strong pcp due to difficult trading conditions in Korea and increased competition in the region
  - Australia – retained market leading position in listed and OTC products Contribution significantly up on pcp
  - US/Europe/ Latin America – slightly down due to difficult trading conditions in South American markets
  - South Africa – difficult trading conditions resulted in a loss for the year
  - Expanded range of underlying markets over which equity linked products are offered to include India, Pakistan, Thailand, Malaysia, Mexico, Greece, Denmark, Belgium and Norway
- Hedge fund business – significantly up on pcp
  - Funds under management – up 141% from $A0.6b to $A1.4b
  - Funds under risk management* up 21% from $A2.9b to $A3.5b
- Global Equity Finance – very substantially up on pcp due to growth in vanilla and structured product volumes
- Alternative Services Division – JV with IBG's institutional cash equities business offering equity derivatives, access products and financing to hedge fund clients. Began operating separately from 1 April 2007

Income by region



Australia
Americas
Asia-Pacific
UK/Europe/Middle East

^ Percentage contribution based on management accounts before unallocated corporate costs profit share and income tax
* Funds of external managers over which MQ provides hedging or risk management services

Equity Markets
9% of MBL profit^, up 39% on pcp

Current operating environment:

- Continuing strong global equity markets providing good conditions for equity linked product issuance
- However, partially offset by increasing competition and declining margins especially in Asia and Latin America

Outlook:

- Expect broadly favourable conditions to continue for the medium term however can experience significant variation between markets
- Strong seasonal equity finance revenues expected in 1H08
- Continuing to focus on globalising the business through coverage of all major global equity markets
- Broaden distribution by geography and client segment and further expand product range

^ Percentage contribution based on management accounts before unallocated corporate costs profit share and income tax

Financial Services
3% of MBL profit^, up 32% on pcp

Comments on the year:

- Total assets under Advice/Administration/Management up 25% from $A56.2b to $A70.5b
  - CMT up 18% to $A14.1b; Wrap up 21% to $A23.2b; Superannuation portfolio up 24% to $A20.4b;
  - FUM/FUA in Macquarie Private Portfolio Management and Macquarie Private Bank exceeded $A2b
- Nearly 700,000 clients
- Record broking volumes
- No. 1 Australian full service retail stockbroker for calendar 2006 (ASX market share by value). No. 1 YTD 2007
- Newer businesses performing well:
  - Macquarie Professional Series FUM at $A1.9b after only 2 years of operation
  - Coin Financial Planning software increased major institutional and boutique clients from 200 to 320
- Macquarie Adviser Services launched FutureWise – providing life insurance coverage to adviser clients within 15 mins
- Average revenue per adviser well up on FY2006

Income by region



Australia
Asia-Pacific

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax

Financial Services
3% of MBL profit^, up 32% on pcp

Post balance date:

- Macquarie Financial Services refocused and re-branded to Macquarie Private Wealth - providing tailored financial advice to existing and prospective clients. Effective April 2007

Current operating environment:

- Market conditions remain favourable
- Wrap inflows remain strong
- Increasing demand for alternative and innovative products
- Compliance and risk management remain a key focus
- Innovation in financial planning software market driving continual change in the adviser market

Outlook:

- Expect continued competitive pressure across the industry
- Changes in superannuation legislation will provide strong inflows into retail products
- Anti-Money Laundering Legislation expected to increase compliance costs
- Will continue to explore growth opportunities in Australia and internationally

^ Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax.

Funds Management

1% of MBL profit^, up 45% on pcp

Comments on the year:

- Strong inflows in most asset classes:
  - — assets under management up 23% from $A51.5b (Mar 06) to $A63.4b; largest revenue growth in listed property, equities and private equity
- Morningstar Fund Manager of the Year 2006 for both fixed interest and domestic equities small caps (Australia)
- Solid performance in most flagship funds, notably Australian Small Companies
- Excellent sales of Global and Asian REITs Funds in Korea, AUM now exceeding $A3.2b
- US private equity operation now profitable
- New global fixed income office in London

Post balance date: Agreed sale of Korean funds management business, Macquarie -IMM Investment Management*

Income by region



Australia
Americas
Asia-Pacific

Current operating environment/ Outlook:

- Favourable environment, supported both by global liquidity and pension fund growth
- Growth will be driven by success in international and growth asset products
- Expansion of product distribution in Asia, Europe and North America
- Small-scale acquisitions sought globally

^ Percentage contribution based on management accounts before unallocated corporate costs profit share and income tax *Subject to regulatory approval

Strong start to the year

- Strong start in all major regions
- All Groups busy
- Good market conditions
- Significant transactions:
  - — Boart Longyear – IPO
  - — Macquarie-IMM Investment Management – agreed sale of Korean funds management business
  - — MPR – ProLogis offer to acquire all MPR shares
- Significant acquisitions:
  - — Proposed Gateway Casinos Income Fund acquisition – PBL JV in Canada
  - — Arqiva (led by MCG) – £2.5b National Grid Wireless
  - — MCG/MEIF II – £1.9b Airwave O2
  - — MIP – $US456m Mercury Air Centres
  - — MCW – first European acquisitions in Poland and Germany
- Significant fund raisings:
  - — Over $US10b combined close of MEIF II and MIP

Outlook

- Subject to prevailing market conditions continuing expect:
  - Strong IPO and M&A activity
  - Good growth in specialist funds
  - Trading businesses to benefit from geographic and product expansion
  - Good equity broking volumes
- Expect to maintain or strengthen market positions in Australia and internationally
- Planning for continued strong growth:
  - International income will continue to make an increasingly important contribution
  - Expect to benefit from continued staff growth, with an emphasis on international
  - Growth predominantly organic but there may be some small and medium size acquisitions from time to time
  - Non-operating holding company will assist us to achieve international growth objectives
- Swing factors include:
  - Asset realisations
  - General market conditions

67

Medium term outlook

- Significant increases in both domestic and international market shares
- Global reach has increased very significantly
- We continue to be well placed due to:
  - Committed quality staff
  - Good businesses
  - Diversification
  - Benefits of major strategic growth initiatives
  - Effective prudential controls
  - Continued strong global investor demand for quality assets
  - Growth in capital base
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses

68

Macquarie Bank Limited

Result Announcement for the year ended 31 March 2007

Presentation to Investors and Analysts

Allan Moss, Managing Director & Chief Executive Officer
Greg Ward, Chief Financial Officer

15 May 2007

Agenda

1. Introduction	Allan Moss
2. Result analysis & NOHC update	Greg Ward
3. Overview of the year & outlook	Allan Moss
4. Glossary	

Unless otherwise specified all information is for year ended 31 March 2007 and increases are on corresponding year.

Glossary

1H07	Half year ended 30 September 2007
2H07	Half year ended 31 March 2007
£	Pound sterling
€	Euro
AGAAP	Australian Generally Accepted Accounting Principles
AIFRS	Australian equivalents to International Financial Reporting Standards
All Ords	Standard & Poor's/ Australian Stock Exchange All Ordinaries Index
APRA	Australian Prudential Regulatory Authority
ASX	Australian Stock Exchange
AUD/$A	Australian dollar
AUM	Assets Under Management
b	Billion
BPG	Banking and Property Group
$C	Canadian dollar
CMT	Cash Management Trust
CPS	Converting Preference Shares
cps	cents per share
DRP	Dividend reinvestment plan
DUET/DUE	Diversified Utility and Energy Trusts
ECM	Equity Capital Markets
EMG	Equity Markets Group
EPS	Earnings Per Share

71

Glossary

Equity under management	Listed funds: market capitalisation at measurement date plus fully underwritten or committed future capital raisings Unlisted funds: committed capital from investors less called capital subsequently returned to investors Mandated assets (including third party investors in consortia which are led by Macquarie-managed funds) invested capital MBL direct holdings and other funds: invested capital at measurement date Jointly managed funds weighted based on Macquarie's proportionate economic interest in the joint venture managed entity Note 1: Invested capital comprises actual capital drawn from investors, net of asset realisations returned to investors, plus firm investment commitments which will require a future call on investors Note 2: Exchange rates as at measurement date
FBO	Fixed base operation
FIG	Financial institutions group
FSA	Financial Services Authority
FUA	Funds Under Administration
FUM	Funds Under Management
FMG	Funds Management Group
FSG	Financial Services Group
FX	Foreign Exchange
FY	Full Year
$HK	Hong Kong dollar
HFS	Held for sale
IBF	Investment Banking Funds
IBG	Investment Banking Group
IPO	Initial Public Offering
JV	Joint Venture
LODH	Lombard Odier Darier Hentsch
LPT	Listed Property Trust

72

Glossary

m	Million
M&A	Mergers and Acquisitions
MAP/MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MEIF	Macquarie European Infrastructure Fund
MGPA	Macquarie Global Property Advisors
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIP	Macquarie Infrastructure Partners
MIPS	Macquarie Income Preferred Securities
MIS	Macquarie Income Securities
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group
MMG	Macquarie Media Group
MMPR	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MPG	Macquarie Private Capital Group
MPNPA	Macquarie ProLogis Income Trust

Glossary

MPR	Macquarie ProLogis Trust
MPT	Macquarie Power Income Fund
NOHC	Non-operating Holding Company
NZ	New Zealand
OTC	Over the counter
pcp	prior corresponding period
REIT	Real Estate Investment Trust
TCG	Treasury and Commodities Group
TMET	Telecommunications, media, entertainment and technology
UK	United Kingdom
US	United States of America
$US/USD	US Dollar
YTD	Year to date

END